SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

OMNICARE, INC.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone: (859) 392-3300

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 23, 2011, Omnicare, Inc. sent the following letter to its employees:

August 23, 2011

Dear Omnicare Employee:

I want to update you on important news about our company. This morning we sent PharMerica a letter proposing to acquire PharMerica for $15.00 per share in cash. The attached press release provides details about today’s announcement and highlights some of the benefits of combining with PharMerica. The release also includes the full text of the letter we sent to PharMerica’s Board of Directors.

As you know, we have made significant investments over the years – in acquisitions, technologies and services – for the benefit of our stockholders, customers and other stakeholders. As a result, we are one of the leading providers of pharmaceutical care. The work we do is important and your efforts have helped to make a difference for our customers and the residents we serve.

Bringing together our complementary businesses would enable the combined company to benefit from enhanced scale and operational efficiencies, and a broader array of service offerings. We believe the proposed transaction is consistent with the country’s effort to lower overall healthcare costs and is expected to help our customers manage and respond to the ongoing industry cost pressures. Our Board unanimously supports this proposal, which is not subject to any financing contingencies.

At this time, we have only submitted a proposal to acquire PharMerica to its Board of Directors. It is important to keep in mind that this proposal is, at this stage, just a proposal. Omnicare and PharMerica remain separate companies, so it’s business as usual. During this process, the best way you can help us is to continue providing the same high level of professionalism that has made Omnicare an industry leader in the markets we serve.

Although we must adhere to certain legal and regulatory requirements, we will make every effort to keep you informed throughout this process.

Please keep in mind that today’s announcement is likely to result in increased interest in our company from the media and other third parties. It is very important that we speak with one voice on this matter, and I ask that you please forward any inquiries to Patrick Lee, Vice President of Investor Relations at (859) 392-3444.

Thank you for your ongoing hard work and dedication to Omnicare. It is your commitment to exceeding expectations on a daily basis that makes our services so important to our customers and their patients.

Sincerely,

John Figueroa

Chief Executive Officer

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute “forward-looking statements.” These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. In connection with the proposed transaction, Omnicare, Inc. (“Omnicare”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of PharMerica. INVESTORS AND SECURITY HOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of PharMerica will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011.

On August 23, 2011, Omnicare, Inc. sent the following letter to its customers:

August 23, 2011

Dear Valued Customer:

I am writing to update you on important news regarding Omnicare. Earlier today, we announced a proposal to acquire PharMerica. The attached press release provides details about today’s announcement and highlights some of the benefits of combining with PharMerica.

Bringing together our complementary businesses would enable the combined company to benefit from enhanced scale and operational efficiencies, and a broader array of service offerings. Given the dynamic nature of our industry, and the many changes currently underway, we believe the proposed transaction is consistent with the country’s effort to lower overall healthcare costs and is expected to help our customers manage and respond to the ongoing industry cost pressures. Combining with PharMerica represents a compelling opportunity toward that goal. Together we will benefit from:

—

High Quality Technology and Service Offerings. Omniview offers a range of innovative cost-saving solutions, including admissions preview, e-refill, proof of delivery tracking, drug management reports, and real-time validation of Part D coverability. Additionally, Omnicare’s investments in automation have resulted in greater accuracy, speed and consistency of service and freed up resources and time for the people who serve customers face-to-face. Finally, through the use of a proprietary document imaging system, Omnicare has simplified the order entry process, resulting in significantly improved turnaround times. Taken together, Omnicare’s sophisticated technology and systems can greatly enhance PharMerica’s current service levels while also reducing costs.

—

Formulary Management. Omnicare’s Clinical Intervention Centers, which provide clinically appropriate and financially cost-effective, patient-specific medication therapy and other formulary management initiatives, are expected to help customers of the combined company identify and reduce drug costs.

—

Purchasing Ability and Speed to Market with Generics. The combined company’s purchasing ability is expected to provide cost savings to customers of the combined company, especially with regard to generics, and will allow you to benefit from the coming wave of brand drug patent expirations. Omnicare’s ability to convert over 95% of a brand product to its generic equivalent in a matter of a few weeks provides almost immediate cost savings to its customers.

At this time, we have only submitted a proposal to acquire PharMerica to its Board of Directors. It is important to keep in mind that this proposal is, at this stage, just a proposal. Omnicare and PharMerica remain separate companies, so it’s business as usual. Today’s announcement should have no effect on how we conduct business with you. Although we must adhere to certain legal and regulatory requirements, we will make every effort to keep you informed throughout this process.

Should you have any questions, please feel free to contact me. We remain as focused as ever on delivering the same exceptional services that you have come to expect from us, and we sincerely appreciate our ongoing partnership.

We are confident that this transaction, if consummated, will generate substantial benefits for both companies’ customers and the residents we serve.

Sincerely,

Jeffrey Stamps

Executive Vice President, President of Long-Term Care Operations

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute “forward-looking statements.” These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. In connection with the proposed transaction, Omnicare, Inc. (“Omnicare”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of PharMerica. INVESTORS AND SECURITY HOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY

IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of PharMerica will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011.

On August 23, 2011, Omnicare, Inc. provided the following list of frequently asked questions to its employees:

Employee FAQ

1.	Why are we proposing to acquire PharMerica?

PharMerica represents an excellent strategic fit for Omnicare and presents a compelling opportunity for PharMerica stockholders to realize value for their shares not likely to be available in the market place or in other business combination opportunities.

Bringing together our complementary businesses would enable the combined company to benefit from enhanced scale and operational efficiencies, and a broader array of service offerings. We have made significant investments over the years – in acquisitions, technologies and services – for the benefit of our stockholders, customers and other stakeholders. As a result, we are one of the leading providers of pharmaceutical care.

Importantly, the proposed transaction is consistent with the country’s effort to lower overall healthcare costs and is expected to help our customers manage and respond to the ongoing industry cost pressures.

2.	Why haven’t you been able to reach a friendly agreement with PharMerica?

On April 19, 2011, PharMerica’s CEO approached Omnicare about a combination. Following this initial approach, we intensified our analysis of the potential benefits and quickly realized the value such a combination could deliver.

While we have repeatedly tried to engage in a constructive dialogue with PharMerica, we are surprised that they continue to rebuff those attempts. It remains our strong preference to reach a negotiated agreement with PharMerica, as we believe we can reach a mutually agreeable transaction in a quick and efficient manner that will benefit both companies and their respective stockholders and other constituencies.

We are committed to pursing this transaction. If PharMerica continues to refuse to engage in meaningful negotiations with us, we are prepared to submit our proposal directly to PharMerica’s stockholders.

3.	What does this mean for me?

At this time, it is important to keep in mind that the proposal we made is, at this stage, just a proposal. Omnicare and PharMerica remain separate companies, so it is business as usual. During this process, the best way you can help us is to continue providing the same high level of professionalism that has made Omnicare a valued partner in the markets we serve.

Although we must adhere to certain legal and regulatory requirements, we will make every effort to keep you informed throughout this process.

4.	What benefits does this transaction provide for our customers?

Bringing together our complementary businesses would enable the combined company to benefit from enhanced scale and operational efficiencies, and a broader array of service offerings.

The combined company would be a recognized leader in generic utilization and other drug cost management programs and its customers, employees and other constituencies would benefit from high-quality technology and service offerings, formulary management, purchasing ability and speed to market with generics.

As noted above, we believe the proposed transaction is consistent with the country’s effort to lower overall healthcare costs and is expected to help our customers manage and respond to the ongoing industry cost pressures.

5.	What should we say to customers?

It is business as usual at Omnicare. We are committed to our valued customers and will continue to support our customer base with the high-quality service they have come to expect from us.

6.	How will the two companies be integrated? Are there any plans yet?

At this time, it is important to keep in mind that the proposal we made is, at this stage, just a proposal. Omnicare and PharMerica remain separate companies, so it is business as usual.

During this process, the best way you can help us is to continue providing the same high level of professionalism that has made Omnicare an industry leader in the markets we serve. We will make every effort to keep you informed, as appropriate, throughout this process.

7.	What happens next?

We believe our proposal presents a compelling opportunity for PharMerica stockholders to realize value for their shares not likely to be available in the market place or in other business combination opportunities. We are committed to pursing this transaction. If PharMerica continues to refuse to engage in meaningful negotiations with us, we are prepared to submit our proposal directly to PharMerica’s stockholders.

8.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is very important that we speak with one voice on this matter, and I ask that you please forward any inquiries to Patrick Lee, Vice President of Investor Relations at (859) 392-3444.

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute “forward-looking statements.” These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. In connection with the proposed transaction, Omnicare, Inc. (“Omnicare”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of PharMerica. INVESTORS AND SECURITY HOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of PharMerica will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011.